Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.co.uk

3 March 2007

Ref: ZM/SEC/070302

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rile 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

dw 3/12

OP03S4.1

Phytopharm

RIS

Phytopharm PLC
01 March 2007

Company Contact:
Phytopharm plc
Dr Daryl Rees CEO
Mr Piers Morgan CFO
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
Financial Dynamics
David Yates
Ben Atwell
+44 207 831 3113

Placing of New Ordinary Shares raises £1.7 million

GODMANCHESTER, Cambridgeshire, U.K. (1March 2007) - Phytopharm plc (LSE: PYM) ("Phytopharm" or the "Company") today announces that it has raised approximately £1.7 million before expenses (£1.5 million after expenses) by way of a conditional placing (the "Placing") of 4,425,416 new ordinary shares of 1 pence each in the Company ("Ordinary Shares"). The proceeds will be used to strengthen the Company's balance sheet and continue the development of its products.

Phytopharm has a strong product development portfolio, in particular its Hoodia gordonii functional food for dietary weight loss which is partnered globally with Unilever, and its Myogane and Cogane pharmaceutical neurological products, which are currently in Phase I and II clinical development respectively.

Phytopharm also has a global partnership with Schering Plough for its veterinary product, PhytopicaTM, which is currently marketed in the UK with launches anticipated in major European territories in the second quarter of 2007.

The Placing represents 8.65 per cent. of the Company's issued share capital prior to the Placing. The new Ordinary Shares have been placed with a range of institutional investors by Teather & Greenwood Limited at a placing price of 38 pence per new Ordinary Share, which is within the quoted bid / offer spread price on the London Stock Exchange at 12.00 noon today. The Placing was undertaken pursuant to a resolution of shareholders at the Company's Annual General Meeting on 23 January 2006 which approved the disapplication of shareholders' pre-emption rights in relation to 10 per cent. of the then issued share capital of the Company.

Application will be made on 2nd March 2007 for the new Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities ("Admission"). The Placing is conditional on Admission, which is expected to become effective on 7 March 2007. When issued, the new Ordinary Shares will rank pari passu in all respects with the Company's existing Ordinary Shares. Following the Placing, Phytopharm will have a total of 55,606,309 Ordinary Shares in issue.

-ENDS-

NOTES TO EDITORS

Phytopharm plc

Phytopharm is a pharmaceutical development and functional food company whose product leads are generated from medicinal plant extracts. The Company's strategy is to develop these products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing. This business model benefits from a lean cash burn. Laboratory, manufacturing and clinical work is outsourced to selected specialists, operating under expert in-house management. This operational structure allows access to advanced research techniques whilst maintaining low fixed overheads and a lower development cost structure.

For further information about Phytopharm please see our website at http://www.phytopharm.com

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Phytopharm

RIS

Phytopharm PLC
02 March 2007
2 March 2007
Phytopharm plc today announces the publication of its Notice of Annual General Meeting for 2007 and Proxy Form. The meeting will be held on 27 March 2007.
Copies of the documents have been submitted to the Document Viewing Facility at:
Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS
Copies of the documents will also be made available on the Company's website www.phytopharm.com
For further information contact:
Zoe McGowan, Company Secretary
+44 (0)1480 437697

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